

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2010

John B. Dicus
President and Chief Executive Officer
Capitol Federal Financial, Inc.
700 S. Kansas Avenue
Topeka, KS 66603

> **Re: Capitol Federal Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 6, 2010**
> **File No. 333-166578**

Dear Mr. Dicus:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   Please update the financial statements and all related disclosure when you file your next amendment as required by Rule 3-12 of Regulation S-X.

2.   Please include the proxy statement/prospectus for Capitol Federal Financial shareholders in your next amendment as well as the prospectus for the syndicated community offering. Please revise the capital-raising prospectus to eliminate information relevant only to exchanging shareholders (e.g., pages 126-127).

3.   Please file all missing exhibits with your next amendment.

4.   We note that you intend to conduct subscription, community and syndicated community offerings. We also note that the community offering gives preference to natural persons residing in your market areas. However, it appears that the syndicated community offering does not give a similar preference. If that is the case, tell us why you are referring to it as a "syndicated community offering" rather than a "syndicated offering." Please clarify this matter throughout your document. We note your statement on page 5 that you are "also offering for sale to the general public in a syndicated offering through a syndicate of selected dealers shares of [y]our common stock not purchased in the subscription offering or the community offering."

 Cover Page

5.   If true, please revise to indicate that Capitol Federal Savings Bank's statement savings rate is subject to change at any time.

Summary

How We Determined the Offering Range..., page 5

6.   Please rewrite the first two sentences of the penultimate full paragraph in plain English.

7.   In this section you indicate that if the <u>appraised value</u> changes to either below $2.23 billion or above $3.02 billion you may, among other things, terminate the offering or you may establish a new offering range and resolicit. On page 131, you state that if the update to the appraisal results in an increase in the maximum of the <u>valuation range</u> to more than $3.02 billion or a decrease in the minimum of the <u>valuation range</u> to less than $2.23 billion you can terminate or set a new range and resolicit. Please address the following:

   •   Whether <u>any</u> change in the appraised value would necessarily cause either the bottom of the range to fall below $2.23 billion or the top of the range to increase above $3.02 billion.

   •   Whether <u>any</u> change in the appraised value would require a resolicitation if you intended to continue with the offering.

- Your plans with respect to filing <u>any</u> updated appraisal with the Commission, including updates that do not change the appraised value or the valuation range.

- Why you have structured the offer in this manner when your Plan of Conversion and Reorganization provides that up to a 15% increase above the maximum of the appraised valuation range will not require a solicitation.

<u>How We Intend to Use the Proceeds From the Offering, page 8</u>

8.   We note from elsewhere in the document that you intend to use proceeds from the offering to increase the amount of purchased one- to four-family loans. Tell us why that is not discussed here.

<u>Benefits to Management and Potential Dilution to Stockholders...</u>

<u>Employee Stock Ownership Plan, page 9</u>

9.   This section indicates that the employee stock ownership plan will have first priority to purchase shares over the maximum of the offering range. Tell us how this is possible when the maximum of the offering range will not be increased without a resolicitation and the employee stock ownership plan has second priority rights in the subscription offering.

10.   Please indicate in this section your intentions with respect to funding the stock-based incentive plan (i.e., through open market purchases or from authorized but unissued shares).

<u>Our Contribution of Cash to the Capitol Federal Foundation, page 14</u>

11.   We note that the foundation was funded with cash and Capitol Federal Financial common stock in connection with Capitol Federal Savings Bank's conversion in 1999. In this section, please indicate the number of Capitol Federal Financial shares currently owned by the foundation and the number and percentage of your shares that it will own following the conversion and reorganization. Please also describe the manner in which the shares of your common stock that the foundation owns will be voted.

<u>Using Retirement Account Funds to Purchase Shares, page 17</u>

12.   This section is nearly identical to the section of the prospectus with the same title on page 140. Please delete or substantially shorten it.

Delivery of Stock Certificates, page 17

13.   Please indicate how long after completion of the offering a statement reflecting
        ownership will be mailed to shareholders. Please also explain why, if all common
        stock will be in book entry form, purchasers may not be able to sell their shares
        until they have received a statement.

Risk Factors, page 19

14.   Some of your risk factors are generic. Please revise to describe the risks that are
        specifically applicable to you. For example, the first and third risk factors should
        be revised to quantify your write-downs and allowance for loan losses
        respectively. This is only one example. Please review this entire section with a
        view towards complying with this comment.

15.   Some of your risk factors make statements that "there can be no assurance" or use
        similar language regarding assurances or guarantees that a given event might
        happen or your ability to predict whether a given event might happen. Please
        revise this section to eliminate this type of language. The point of a particular risk
        factor is to discuss a material risk and explain the likelihood of the risk impacting
        an investment in your securities, not your ability to provide assurances or
        guarantees or make predictions.

A legislative proposal has been introduced..., page 21

16.   Please revise this risk factor to describe the risks associated with becoming a bank
        holding company.

There may be a decrease in stockholders' rights for existing stockholders of CFF, page 26

17.   Please revise the heading to indicate that there will be a decrease in stockholders'
        rights or tell us why it is possible that there will not be.

Forward-Looking Statements, page 29

18.   Tell us how you concluded that you are able to rely on the safe harbor provisions
        of the Private Securities Litigation Reform Act of 1995.

How We Intend to Use the Proceeds from the Offering, page 30

19.   Please revise this section to clarify your intended uses of the proceeds versus
        hypothetical uses. In this regard, we note that you intend to increase your
        purchases of one- to four-family loans and that you will fund a loan to the
        employee stock ownership plan.

Comparison of Valuation and Pro Forma Data With and Without the Charitable Foundation, page 43

20.   We note that the appraisal will be updated at the conclusion of the offering. However, please revise this section to explain what will happen if the plan of conversion and reorganization is approved but the contribution to the charitable foundation is not. For example, if the updated appraisal increases the offering range, will you conduct a resolicitation?

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 72

21.   Please discuss liquidity on both a long-term and short-term basis. See Instruction 5 to Item 303(a) of Regulation S-K.

Supervision and Regulation, page 98

22.   You may not qualify this discussion, or descriptions of laws and regulations contained elsewhere in your filing, by reference to the actual statutes and regulations. Revise to eliminate such qualifications and indicate that all material information is discussed.

Compensation Discussion and Analysis, page 108

23.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Conversion and Offering

Stock Pricing and Number of Shares to be Issued, page 129

24.   Please revise to include a more robust description of the independent appraisal, including information about the peer group, the valuation analysis, the adjustments and the valuation approaches. The description of the appraisal in the Summary section should not be more detailed than the description in this section.

Payment for Shares, page 139

25.   Please disclose the circumstances under which you would maintain subscription funds at another depository institution and at what interest rate.

Item 13. Other Expenses of Issuance and Distribution

26.   Please review this section and revise if it contains any errors or inconsistencies.

Exhibit Index

27.   Tell us which exhibits you plan to file supplementally and why you believe that is appropriate.

Exhibit 1.2

28.   We note that you have omitted the contents of Exhibit D. Please refile the Agency Agreement in its entirety.

Exhibit 2.0

29.   We note that you have omitted the exhibits. Please refile the Plan of Conversion and Reorganization in its entirety.

Exhibit 8.1

30.   It is not appropriate for counsel to base the opinions in paragraphs 16, 17 and 19 on the positions described on page 7 of the tax opinion. Please revise and refile the tax opinion. Please also make appropriate revisions to the Material Income Tax Consequences section in the prospectus.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: (facsimile only)

Martin L. Meyrowitz, P.C.
Silver, Freedman & Taff, L.L.P.